December 28, 2023

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Crypto Assets
100 F. Street, N.E.
Washington, D.C. 20549

Attn:	Rolf Sundwall David Irving

Re:	Akerna Corp. Amendment No. 4 to Registration Statement on Form S-4 Filed December 8, 2023 File No. 333-271857

Ladies and Gentlemen,

Akerna Corp., a Delaware corporation (the “Company”), hereby provides the following information in response to the comments received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) in its letter to the Company dated December 27, 2023 (the “Comment Letter”). The Company’s responses are preceded by a reproduction of the corresponding Staff comments in italics as set forth in the Comment Letter.

In addition, if the Staff would like hard copies of the Amendment No.5 to Registration Statement on Form S-4 (“Amendment No.5”) as filed with the Commission on the date hereof, marked against Amendment No.4 to Registration Statement on Form S-4 as filed with the Commission on December 8, 2023, please so advise and we would be happy to provide such copies. All page number references contained in the Company’s responses below correspond to the page numbers in Amendment No.5.

Amendment No. 4 to Registration Statement on Form S-4 filed December 11, 2023 The Transactions Material U.S. Federal Income Tax Consequences of the Merger Tax Treatment of Gryphon Stockholders in the Merger, page 114

1.	Please refer to the disclosure here and in the summary and Q&A sections that “Ellenoff Grossman & Schole LLP, counsel to Gryphon, has delivered an opinion to Gryphon that, on the basis of certain representations made by Akerna and Gryphon, and subject to certain assumptions set forth therein, the Merger will qualify as a ‘reorganization’ within the meaning of Section 368(a) of the Code” and revise to clarify, if true, that these “certain representations made by Akerna and Gryphon” are factual representations. Refer to the SEC’s Division of Corporate Finance Staff Legal Bulletin 19.

Company Response: The Company acknowledges the Staff’s comment and has revised the S-4 where applicable in Amendment No. 5 to clarify that the representations are factual representations.

Akerna Corp.

Notes to Condensed Consolidated Financial Statements

Note 2 - Basis of Presentation and Summary of Significant Accounting Policies Going Concern and Managements Liquidity Plans, page F-54

2.	You disclose that Nasdaq granted you an extension for any delisting or suspension until January 31, 2023 to regain compliance by completing the Sale Transaction and the Merger. Please confirm whether the extension is through January 31, 2024, and revise accordingly throughout the document.

Company Response – The Company acknowledges the Staff’s comment and has revised the S-4 where applicable in Amendment No. 5 to correct the date to January 31, 2024.

Gryphon Digital Mining, Inc

Notes to Consolidated Financial Statements for the Years Ended December 31, 2022 and 2021 Note 1 - Organization and Summary of Significant Accounting Policies

Cryptocurrency Mining, page F-80

3.	We are continuing to evaluate your response to our prior comment 5 and may have additional comments.

Company Response – The Company acknowledges the Staff’s comment and continues to believe that its prior response sufficiently addresses the Staff’s prior comment 5.

Cost of Revenues, page F-85

4.	We acknowledge your response to comment 6 and your revised disclosure on pages F-85 and F-122 that you account for transaction fees paid to the mining pool operator as a reduction of the transaction price. However, we note that you still disclose on pages 256, F-85 and F-122 that mining pool fees are a component of cost of revenues. Please reconcile these statements for us, and revise your disclosure for consistency.

Company Response – The Company acknowledges the Staff’s comment and has revised the S-4 on pages 231, 241, 255, 256, F-83, F-85, F-121 and F-122 of Amendment No. 5 to reconcile these statements.

Part II Exhibit Index

Exhibit 8.1, page II-4

5.	Please have tax counsel revise their consent in the final paragraph to state that counsel also consents to the prospectus discussion of their opinion and to being named in the registration statement. Refer to Securities Act Rule 436 and Section IV of the SEC’s Division of Corporate Finance Staff Legal Bulletin 19.

Company Response – The Company acknowledges the Staff’s comment and has filed a revised Exhibit 8.1 to Amendment No. 5 to address the comment.

Should you have any further comments or questions about the amended draft Registration Statement or this letter, please contact our legal counsel, Jason K. Brenkert of Dorsey & Whitney LLP at 303-352-1133 or brenkert.jason@dorsey.com. We thank you for your time and attention.

Very truly yours,

AKERNA CORP.

By:	/s/ Jessica Billingsley
Jessica Billingsley
Chief Executive Officer